Exhibit 99.5

Consolidated Financial Statements and Report of Independent Certified Public Accountants
Lone Star NGL LLC
Period from March 21, 2011 (Inception) to December 31, 2011

Lone Star NGL LLC
Consolidated Financial Statements
Period from March 21, 2011 (Inception) to December 31, 2011

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Members
Lone Star NGL LLC

We have audited the accompanying consolidated balance sheet of Lone Star NGL LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the period from inception (March 21, 2011) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lone Star NGL LLC and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the period from inception (March 21, 2011) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas
February 22, 2012

Lone Star NGL LLC
Consolidated Balance Sheet
(In thousands)

Assets	December 31, 2011
Current assets
Cash and cash equivalents	$35,704
Accounts receivable, net of allowance of $503	41,711
Accounts receivable from related parties	374
Materials and supplies	5,187
Inventories	10,639
Other current assets	2,093
Total current assets	95,708

Property, plant & equipment, net	1,577,575
Goodwill	432,026
Intangible assets, net	76,705
Other assets	24,613

Total assets	$2,206,627

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$37,686
Accounts payable to related parties	4,026
Accrued expenses and other current liabilities	67,386
Exchanges payable	534
Income taxes payable	926
Deferred income tax liabilities	4
Total current liabilities	110,562

Non-current liabilities	341

Commitments and contingencies (Note 8)

Members’ equity	2,095,724
Total liabilities and members’ equity	$2,206,627

See accompanying notes.

Lone Star NGL LLC
Consolidated Statement of Operations
(In thousands)

Period from March 21, 2011 (Inception) to December 31, 2011
Revenues	$397,001

Costs and expenses
Costs of sales	218,282
Operating expenses	39,254
General and administrative expenses	13,326
Depreciation and amortization	32,248
Total operating expenses	303,110

Operating Income	93,891

Interest income	20
Other income, net	880
Income before income tax expense	94,791

Income tax expense	833
Net income	$93,958

See accompanying notes.

Lone Star NGL LLC
Consolidated Statement of Members’ Equity
(In thousands)

	Total	La Grange Acquisition, L.P.	Regency Midstream LLC
Balance at March 21, 2011 (Inception)	$ -	$ -	$ -

Net income	93,958	65,771	28,187
Initial contributions from members	1,975,549	1,382,884	592,665
Contributions from members	175,336	122,735	52,601
Distributions to members	(149,119)	(104,383)	(44,736)

Balance at December 31, 2011	$2,095,724	$1,467,007	$628,717

See accompanying notes.

Lone Star NGL LLC
Consolidated Statement of Cash Flows
(In thousands)

Period from March 21, 2011 (Inception) to December 31, 2011
Cash flows from operating activities:
Net income	$93,958
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,248
Provision for losses on accounts receivable	503
Deferred income tax	(93)
Changes in operating assets and liabilities
Accounts receivable	32,701
Accounts receivable from related parties	(374)
Materials and supplies	710
Inventories	(4,683)
Other current assets	(1,915)
Other assets	(24,457)
Accounts payable	(22,664)
Accounts payable to related parties	4,026
Accrued expenses and other current liabilities	(4,664)
Exchanges payable	534
Income taxes payable	926
Net cash provided by operating activities	106,756

Cash flows from investing activities:
LDH Energy Asset Holdings LLC acquisition, net of cash received	(1,944,318)
Additions to property, plant and equipment	(128,500)
Net cash used in investing activities	(2,072,818)

Cash flows from financing activities:
Contributions from Members	2,150,885
Distributions to Members	(149,119)
Net cash provided by financing activities	2,001,766

Net increase in cash and cash equivalents	35,704
Beginning cash and cash equivalents	-
Ending cash and cash equivalents	$35,704
See accompanying notes.

Lone Star NGL LLC
Notes to Consolidated Financial Statements

1.	Business and Organization
Business
ETP-Regency Midstream Holdings, LLC (“ETP-Regency LLC”), a Delaware limited liability company, was formed on March 21, 2011 as a joint venture owned 70% by La Grange Acquisition, L.P., an indirect wholly owned subsidiary of Energy Transfer Partners, L.P. (“ETP”), and 30% by Regency Midstream LLC, an indirect wholly owned subsidiary of Regency Energy Partners LP (“Regency”). ETP and Regency are referred to herein collectively as the “Members”.
ETP-Regency LLC began operations on May 2, 2011 when it acquired all of the membership interest in LDH Energy Asset Holdings LLC (“LDH”), from Louis Dreyfus Highbridge Energy LLC (“Louis Dreyfus”) for approximately $1.98 billion in cash (the “LDH Acquisition”), including working capital adjustments (see Note 3). Subsequent to the closing of the LDH Acquisition, ETP-Regency LLC was renamed Lone Star NGL LLC (“Lone Star” or the “Company”).
Lone Star provides services in the midstream sector of the energy industry, which is the link between upstream exploration and production activities and downstream end-users. The Company is engaged in the business of storing and transporting natural gas liquids (“NGLs”) and fractionation of NGLs and petrochemicals. Lone Star conducts its activities through its wholly owned operating subsidiaries, which are as follows:

•
Lone Star NGL Mont Belvieu LP owns and operates natural gas liquid (“NGL”), refined petroleum product and petrochemical storage capacity in underground salt dome caverns located in Mont Belvieu, Texas, as well as NGL pipelines located in Brazoria, Chambers and Harris Counties, Texas. Its pipeline system and associated interconnects tie the Mont Belvieu facility to refineries and petrochemical facilities along the upper Texas Gulf Coast. The Mont Belvieu facility also provides truck and rail car loading capacity. In addition, through interconnections with third party pipelines, natural gas liquids and refined petroleum products stored by the Mont Belvieu facility may be transported to the Midwest, Southeast and Northeast.

•
Lone Star NGL Fractionators LLC began construction on a fractionator at the Mont Belvieu facility in 2011 that will process Y-grade NGLs into purity products. ETP will utilize a substantial amount of this fractionation capacity to handle NGL barrels it will deliver from its Jackson county, Texas processing plant. The project will also include interconnectivity infrastructure to provide NGL suppliers and NGL markets with significant access to storage, other fractionators, pipelines and multiple markets along the Texas and Louisiana gulf coast. Lone Star expects to have the Mont Belvieu fractionation facilities in service by the first quarter of 2013.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

1.	Business and Organization (continued)

•
Lone Star NGL Hattiesburg LLC owns and operates an underground NGL storage facility located in Petal, Mississippi. This storage facility also contains truck and rail loading racks, and drying equipment. The storage facility is principally used for the storage of propane and butane.

•
Lone Star NGL Pipeline LP owns and operates the West Texas Pipeline, an intrastate, NGLs pipeline system in Texas. Originating in west Texas, the pipeline gathers Y-grade NGL streams from various third party gas processing plants in the Permian Basin and Barnett Shale and transports such liquids to locations in East Texas, including Hull, Texas and the Mont Belvieu, Texas area. Through third party interconnections, this pipeline system also transports Y-grade NGL streams produced in the Rocky Mountain region. The West Texas Pipeline includes an underground liquid facility used for system balancing. In 2011 Lone Star began construction of a pipeline from Winkler county in west Texas to ETP’s processing plant in Jackson county Texas. The pipeline is expected to be in service by first quarter 2013.

•
Lone Star NGL Refinery Services LLC owns and operates two cryogenic refinery off-gas processing facilities, a fractionator and a pipeline connecting such facilities located along the Mississippi River corridor in South Louisiana. These plants process refinery off-gas from third party refineries and fractionate the resulting natural gas liquids and petrochemicals stream into its separate components.

•
Lone Star NGL Sea Robin LLC owns a 20% interest in a cryogenic gas processing facility that straddles the Sea Robin natural gas pipeline at Erath, Louisiana. Sea Robin is located directly adjacent to the Henry Hub and provides access to nine interstate and four intrastate natural gas pipelines.

Organization
Lone Star is operated under the terms of its limited liability company agreement. Under the terms of this agreement, Lone Star is managed by a board consisting of one board member appointed by each Member and who have equal voting rights. Pursuant to the limited liability operating agreement, the Members have agreed to contribute to the Company, in proportion to their ownership interests, any capital contributions approved by the Company Board by unanimous consent.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies
Consolidation
The consolidated financial statements presented herein include the accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions between the Company and its subsidiaries have been eliminated.
Lone Star owns an undivided interest in a cryogenic gas processing plant. Ownership of this facility has been structured as an ownership of undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other forms of entities. Each owner controls marketing and invoices separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, the Company applies proportionate consolidation for its interest in this facility.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the accrual for and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.
The NGL industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the storage, transportation and processing operations are estimated using volume estimates and contractual and market prices. Any differences between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the estimated operating results represent the actual results in all material respects.
Some of the other significant estimates made by management include, but are not limited to, useful lives from depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, fair value measurements used in goodwill impairment tests, and contingency reserves. Actual results could differ from those estimates.
Revenue Recognition
Storage and Pipeline Transportation revenues are recognized when services are performed or products are delivered, respectively. Fractionation and Processing revenues are recognized when product is either loaded into a truck or injected into a third party pipeline, which is when title and risk of loss pass to the customer.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. Lone Star considers each cash equivalent to include short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.
Lone Star places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, its cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit.
Non-cash supplemental cash flow information is as follows (in thousands):

Period from March 21, 2011 to December 31, 2011
Accrued capital expenditures	$57,755
Accounts Receivable
Lone Star regularly reviews its trade accounts receivable balances for collectability in the event facts and circumstances indicate that the carrying amount may not be collectible and provides for any unrealizable amounts. Bad debt expense related to these receivables is recognized at the time an account is deemed uncollectible. As of December 31, 2011, an allowance for doubtful accounts of $0.5 million was recorded.
Inventories
Inventories consist primarily of refined petroleum products held in storage valued at the lower of cost or market utilizing the weighted-average cost method.
Exchanges
Exchanges consist of NGL delivery imbalances (over and under deliveries) with others. These amounts, which are valued at market prices or weighted average market prices pursuant to contractual imbalance agreements, turn over monthly and are recorded as exchanges receivable and exchanges payable on Lone Star’s consolidated balance sheets. These imbalances are generally settled by deliveries of NGLs, but may be settled in cash, depending on contractual terms.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)
Fair Value
The carrying amounts of cash and cash equivalents, accounts receivable and account payables approximate their fair value.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that extend the useful lives of the asset are capitalized and depreciated over the remaining useful life of the asset. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation. When entire pipeline systems, gas plants or other property and equipment are retired or sold, any gain or loss is included in Lone Star’s consolidated statements of operations.
Lone Star reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review should indicate that the carrying amount of long lived assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. No impairment of long-lived assets was required during the period presented.
Goodwill
In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”), which simplified how entities test goodwill for impairment. ASU 2011-08 gives entities the option, under certain circumstances, to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether further impairment testing is necessary. ASU 2011-08 was effective for fiscal years beginning after December 15, 2011, and early adoption was permitted. Lone Star adopted and applied this standard to its annual impairment tests performed during the year ended December 31, 2011. There was no material impact to the Company’s financial position or results of operations as a result of the adoption of this standard.
Goodwill is tested for impairment annually or more frequently if circumstances indicate that goodwill might be impaired. Lone Star’s annual impairment test is performed as of December 31. No goodwill impairment was recorded for the period presented in these consolidated financial statements.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)
Intangibles and Other Assets
Intangibles and other assets are stated at cost, net of amortization computed on the straight-line method. Lone Star eliminates from its balance sheet the gross carrying amount and the related accumulated amortization for any fully amortized intangible in the year they are fully amortized.
The Company reviews amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review should indicate that the carrying amount of amortizable intangible assets is not recoverable, Lone Star reduces the carrying amount of such assets to fair value. No impairment of intangible assets was required during the period presented in these consolidated financial statements.
Asset Retirement Obligation
Lone Star has determined that it is obligated by contractual or regulatory requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates. However, management was not able to reasonably measure the fair value of the asset retirement obligations as of December 31, 2011 because the settlement dates are indeterminable. Lone Star will record an asset retirement obligation in the periods in which management can reasonably determine the settlement dates.
Costs and Expenses
Costs of products sold include actual cost of NGLs sold. Operating expenses include all costs incurred to provide products to customers, including compensation for operations personnel, insurance costs, vehicle maintenance, advertising costs, purchasing costs and plant operations. Selling, general and administrative expenses include all company related expenses and compensation for executive, company and administrative personnel including the allocation from ETP discussed in Note 9.
Lone Star records the collection of taxes to be remitted to government authorities on a net basis.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)
Income Taxes
Lone Star is a limited liability company that has elected to be treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been recorded in the consolidated financial statements of Lone Star and the tax effects of Lone Star’s activities generally accrue to the Members. The income tax expense reflected on the statement of operations is for the Texas margins tax.

3.	Acquisitions
On May 2, 2011, Lone Star acquired all of the membership interest in LDH, from Louis Dreyfus for approximately $1.98 billion in cash, including working capital adjustments. Lone Star accounted for the LDH Acquisition using the acquisition method of accounting. The following table summarizes the assets acquired and liabilities assumed recognized as of the acquisition date (in thousands):

Total current assets	$118,177
Property, plant and equipment (1)	1,419,591
Goodwill	432,026
Intangible assets	81,000
Other assets	157
2,050,951

Total current liabilities	74,964
Non-current liabilities	438
75,402
Total consideration	1,975,549
Cash received	31,231
$1,944,318

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

3.	Acquisitions (continued)

(1)	Property, plant and equipment (and estimated useful lives) consists of the following (in thousands):

Land improvements	$30,759
Buildings and improvements (10 to 40 years)	3,123
Pipelines and equipment (20 to 65 years)	662,881
Natural gas liquids storage (40 years)	682,419
Linepack	704
Vehicles (3 to 20 years)	242
Furniture and fixtures (3 to 10 years)	49
Other (5 to 10 years)	8,526
Construction work-in-progress	30,888
Total property, plant and equipment	$1,419,591

4.	Inventories
Inventories as of December 31, 2011 consisted of the following (in thousands):

December 31, 2011
Ethane	$2,389
Propane	81
Natural gasoline	336
Ultra-low-sulfur diesel	637
Conventional gasoline	7,196
Total inventories	$10,639

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

5.	Property, Plant and Equipment, Net
Property, plant and equipment as of December 31, 2011 consisted of the following (in thousands):

December 31, 2011
Land improvements	$30,759
Buildings and improvements (10 to 40 years)	4,915
Pipelines and equipment (20 to 65 years)	688,217
Right of way	389
Natural gas liquids storage (40 years)	686,953
Linepack	704
Vehicles (3 to 20 years)	1,037
Furniture and fixtures (3 to 10 years)	49
Other (5 to 10 years)	8,549
Construction work-in-progress	183,955
1,605,527
Less - Accumulated depreciation	27,952
Property, plant and equipment, net	$1,577,575
Lone Star recognized $28 million of depreciation expense for the period from March 21, 2011 to December 31, 2011.

6.	Intangible Assets
Intangible assets as of December 31, 2011 were as follows (in thousands):

December 31, 2011
Customer relationships (3 to 15 years)	$81,000
Less - Accumulated amortization	(4,295)
Intangibles, net	$76,705

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

6.	Intangible Assets (continued)
Amortization expense related to intangible assets for the next five years is expected to be the following (in thousands):

Years Ending December 31:
2012	$6,443
2013	6,443
2014	5,318
2015	5,318
2016	5,318

7.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of December 31, 2011 consisted of the following (in thousands):

December 31, 2011
Customer advances and deposits	$695
Accrued capital expenditures	57,019
Accrued wages and benefits	2,525
Taxes other than income taxes	2,360
Other	4,787
Total accrued and other current liabilities	$67,386

8.	Commitments and Contingencies
Commitments
Lone Star leases office space, automobiles, office equipment and other equipment under non-cancellable operating leases that have expiration dates extending through July 2015. Aggregate rent expense for the period from March 21, 2011 (inception) to December 31, 2011 was $0.8 million.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

8.	Commitments and Contingencies (continued)
Future minimum lease payments under such leases with lease terms in excess of one year as of December 31, 2011, are as follows (in thousands):

2012	$65
2013	19
2014	19
2015	5
$108
NGL Pipeline Regulation
Lone Star has interests in NGL pipelines located in Texas. The company believes that these pipelines do not provide interstate service and that they are thus not subject to the jurisdiction of the FERC under the Interstate Commerce Act (“ICA”) and the Energy Policy Act of 1992. Under the ICA, tariffs must be just and reasonable and not unduly discriminatory or confer any undue preference. Lone Star cannot guarantee that the jurisdictional status of its NGL facilities will remain unchanged; however, should they be found jurisdictional, the FERC’s rate-making methodologies may limit its ability to set rates based on its actual costs, may delay or limit the use of rates that reflect increased costs and may subject the Company to potentially burdensome and expensive operational, reporting and other requirements. Any of the foregoing could adversely affect Lone Star’s business, revenues and cash flow.
Litigation and Contingencies
Lone Star may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business. Serious personal injury and significant property damage can arise in connection with the transportation, storage or use of NGLs. In the ordinary course of business, Lone Star is sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. The Company maintains liability insurance with insurers in amounts and with coverage and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect Lone Star from material expenses related to product liability, personal injury or property damage in the future.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

8.	Commitments and Contingencies (continued)
Lone Star is a party to various legal proceedings and regulatory proceedings incidental to its businesses. For each of these matters, Lone Star evaluates the merits of the case, the exposure to the matter, possible legal or settlement strategies, the likelihood of an unfavorable outcome and the availability of insurance coverage. If it is determined that an unfavorable outcome of a particular matter is probable and can be estimated, Lone Star accrues the contingent obligation, as well as any expected insurance recoverable amounts related to the contingency. As of December 31, 2011, accruals of approximately $3.3 million were reflected on the balance sheet related to these contingent obligations.
The outcome of these matters cannot be predicted with certainty and there can be no assurance that the outcome of a particular matter will not result in the payment of amounts that have not been accrued for the matter. Furthermore, Lone Star may revise accrual amounts prior to resolution of a particular contingency based on changes in facts and circumstances or changes in the expected outcome.
No amounts have been recorded in the December 31, 2011 consolidated balance sheet for contingencies and current litigation, other than amounts disclosed herein.

9.	Related Party Transactions
ETP is the operator of Lone Star; therefore, the employees of ETP perform services for its operations. Lone Star reimburses ETP for all costs related to these employees. For the period from March 21, 2011 to December 31, 2011, Lone Star paid $11.6 million for these services.
ETP has an agreement to provide Lone Star with various general and administrative services. For the period from March 21, 2011 to December 31, 2011, Lone Star paid $7.1 million in management fees related to these services.
Lone Star provides subsidiaries of ETP and Regency with certain NGL, storage and transportation services. For the period from March 21, 2011 to December 31, 2011, Lone Star recorded revenue of $33.7 million and $0.2 million related to transactions with ETP and Regency, respectively.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

9.	Related Party Transactions (continued)
The following table summarizes the related party balances on Lone Star’s consolidated balance sheet (in thousands):

December 31, 2011
Accounts receivable from related parties:
ETP	$35
Regency	281
Other	58
Total accounts receivable from related parties	$374

Accounts payable to related parties:
ETP	$3,864
Other	162
Total accounts payable to related parties	$4,026

Net imbalance - Other	$475

10.	Major Customers
During the period from March 21, 2011 to December 31, 2011, Lone Star had revenues from three non-affiliated customers of approximately $310 million. Revenues from each of these three customers were over 10% of Lone Star’s total revenues for the period.

11.	Subsequent Events
Subsequent events have been evaluated through February 22, 2012, the date the financial statements were available to be issued.